SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 1 May 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


EXHIBIT
1.1       Director Shareholding released on 1 April 2004
1.2       Transaction in Own Shares released on 6 April 2004
1.3       Transaction in Own Shares released on 8 April 2004
1.4       Director Shareholding released on 14 April 2004
1.5       Directorate Change released on 16 April 2004
1.6       Director Shareholding released on 16 April 2004
1.7       AGM, special business released on 16 April 2004
1.8       Transaction in Own Shares released on 28 April 2004
1.9       Transaction in Own Shares released on 29 April 2004
2.0       Transaction in Own Shares released on 30 April 2004

Exhibit No. 1.1

We were today advised by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 15 March 2004 @ GBP4.5099 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Dr. A.B. Hayward 458 shares
Mr. J.A. Manzoni 448 shares

Exhibit No. 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6th April 2004

BP p.l.c. announces that on 5th April 2004, it purchased for cancellation 2,500,257 ordinary shares at prices between 465.25 pence and 475.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit No. 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8th April 2004


BP p.l.c. announces that on 7th April 2004, it purchased for cancellation 3,700,000 shares at prices between 473.25 pence and 477.25 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit No. 1.4

We were advised yesterday by HSBC Trust Company (UK) Limited that Mr R L Olver, a director of BP p.l.c, acquired 1 Ordinary Share in BP p.l.c. at GBP4.6220 on 2 April 2004 through reinvestment of dividends on shares held in a PEP plan.

Exhibit No. 1.5

The Board of BP p.l.c announces that Mr Floris Maljers, KBE, having reached the age of 70, retired as a non-executive director of the company with effect from the conclusion of the Annual General Meeting held on 15 April 2004.

Exhibit No. 1.6

We were advised today by Computershare Plan Managers that on 13 April 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.8225 per share through participation in the BP ShareMatch UK Plan:-


Mr. R.L. Olver        74 shares
Dr. A.B. Hayward      74 shares
Mr. J.A. Manzoni      74 shares

Exhibit No. 1.7

Items of Special Business - BP p.l.c. 2004 Annual General Meeting

Amendments to Articles of Association
Use of treasury shares for employee share schemes
Non-Executive Directors' remuneration

Prints of resolutions concerning the above items of special business (as defined by the UKLA listing rules and not the Company's Articles of Association), which were passed at the BP p.l.c. Annual General Meeting held on 15 April 2004 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No: (0) 20 7676 1000

Exhibit No. 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28th April 2004

BP p.l.c. announces that on 27th April 2004, it purchased for cancellation 2,700,000 shares at prices between 485.25 pence and 489.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit No. 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29th April 2004

BP p.l.c. announces that on 28th April 2004, it purchased for cancellation 9,000,000 shares at prices between 495.25 pence and 499.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit No. 2.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 April 2004

BP p.l.c. announces that on 29 April 2004, it purchased for cancellation 11,310,000 ordinary shares at prices between 491.00 pence and 496.00 pence per share and between 873.67 US cents and 883.33 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  4 May 2004                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary